Exhibit 99.1

Chagee Announces Declaration of Special Cash Dividend and Three-Year Annual Dividend Policy

SHANGHAI, NOVEMBER 12, 2026 (GLOBE NEWSWIRE) -- Chagee Holdings Limited (NASDAQ: CHA) (“Chagee” or the “Company”), a leading premium tea drinks brand serving healthy and delicious freshly-made tea drinks, today announced that, as a part of the Company’s ongoing efforts to enhance shareholder value, its board of directors (the “Board”) has approved a special cash dividend of approximately US$1.95 per ordinary share, or US$1.95 per American depositary share (“ADS”), each ADS representing one Class A ordinary share.

The special cash dividend will be payable in U.S. dollars on or about December 4, 2026 to the holders of record of the Company’s Class A and Class B ordinary shares and ADSs as of the close of trading on November 23, 2026 (U.S. Eastern Time), excluding certain Class A ordinary shares held by The Bank of New York Mellon, as the depositary, for bulk issuance of ADSs reserved under the Company’s share incentive plans.

In addition to the special cash dividend, the Board has further approved a three-year annual dividend policy (the “Annual Dividend Policy”). Under the Annual Dividend Policy, the Company plans to declare and distribute annual dividends with an amount of no less than 50% of its net income of the respective preceding financial year in each of the three financial years commencing with the financial year ending December 31, 2027. The exact dividend amount will be determined at the Board’s discretion, based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors.

Dividends to be paid to the Company’s ADS holders through the depositary will be subject to the terms of the deposit agreement by and among the Company, the depositary, and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder.

As of June 30, 2026, the Company had approximately RMB6,567.5 million (US$967.9 million) in cash and cash equivalents and restricted cash.

About Chagee

Chagee is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Founded in 2017, Chagee has transformed traditional tea culture into a modern lifestyle experience, leveraging cutting-edge technology and innovative branding. With its commitment to quality, innovation, and cultural connection, Chagee continues to reshape the global tea industry.

For more information, please visit investor.chagee.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Chagee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Chagee’s beliefs and expectations, including its beliefs and expectations on overseas development, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chagee’s growth strategies; its future business development, results of operations and financial condition; its ability to retain and attract its customers; its ability to expand into overseas markets as expected; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s freshly-made tea drinks industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s freshly-made tea drinks industry or China’s food and beverage sector in general; governmental policies and regulations relating to Chagee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Chagee’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Chagee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations

Robin Yang, Partner

ICR, LLC

Email: Chagee.IR@icrinc.com

Phone: +1 (212) 537-5825

Media Relations

Brad Burgess, SVP

ICR, LLC

Email: Chagee.PR@icrinc.com

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